08025601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12324

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/06 (MM/DD/YY) AND ENDING 11/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lehman Brothers Inc. and Subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 7th Avenue
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Kelly (212) 526-3606
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
FEB 19 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

SEC
Mail Processing
Section
JAN 29 2008
Washington, DC
100

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Lehman Brothers Inc. and Subsidiaries

This report ** contains (check all applicable boxes):

			Page
x	(a)	Facing page	Facing page
x	(b)	Oath or Affirmation	i
	(c)	Consolidated Statement of Income	
x	(d)	Consolidated Statement of Financial Condition	1
	(e)	Consolidated Statement of Changes in Stockholder's Equity	
	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors	
	(g)	Consolidated Statement of Cash Flows	
	(h)	Computation of Net Capital	
	(i)	Statement of Assets Deemed Non-allowable in Computing Net Capital Under Rule 15c3-1	
	(j)	Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3	
	(k)	Information for Possession or Control Requirements Under Rule 15c3-3	
	(l)	Statement Pursuant to Paragraph (d) (4) of Rule 17a-5	
	(m)	Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges	
	(n)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.—Foreign Futures and Foreign Options Secured Amounts	
	(o)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.—Funds Deposited in Separate Regulation 30.7 Accounts	
	(p)	Statement Pursuant to Section 1.10 (d) (2) of the Commodity Exchange Act	
	(q)	Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report	
	(r)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit	
	(s)	Supplemental Report of Independent Auditors on Internal Control Required by Securities and Exchange Commission Rule 17a-5	
	(t)	Supplemental Report of Independent Auditors on Internal Control Required by Commodity Futures Trading Commission Regulation 1.16	

** For conditions or confidential treatment of certain portions of this filing, see Section 240.17a-5(e) (3).

OATH OR AFFIRMATION

I, Erin Callan, swear that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Lehman Brothers Inc. and Subsidiaries, as of November 30, 2007 is true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The statement of financial condition of the Company is made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

Signature

Chief Financial Officer, Controller and
Executive Vice President
Title

STATE OF NEW YORK)
) SS:
COUNTY OF NEW YORK)

Sworn to before me this 25th day of January, 2008.

My commission expires: July 9, 2010

AARON GUTH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GU6042149
Qualified In New York County
My Commission Expires July 09, 2010

Consolidated Statement of Financial Condition

Lehman Brothers Inc. and Subsidiaries

November 30, 2007

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Lehman Brothers Inc.

We have audited the accompanying consolidated statement of financial condition of Lehman Brothers Inc., and Subsidiaries (the "Company") as of November 30, 2007. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Lehman Brothers Inc., and Subsidiaries at November 30, 2007 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

January 28, 2008

Lehman Brothers Inc. and Subsidiaries

Consolidated Statement of Financial Condition

In millions, except share data	**At November 30, 2007**
Assets	
Cash and cash equivalents	$ 716
Cash and securities segregated and on deposit for regulatory and other purposes	7,998
Financial instruments and other inventory positions owned	
(including $53,201 pledged as collateral)	173,782
Collateralized agreements:	
Securities purchased under agreements to resell	125,130
Securities borrowed	156,239
Receivables:	
Brokers, dealers and clearing organizations	9,354
Customers	8,145
Affiliates	11,740
Others	370
Property, equipment and leasehold improvements	
(net of accumulated depreciation and amortization of $331)	238
Other assets	1,103
Identifiable intangible assets and goodwill (net of accumulated amortization of $151)	611
Total assets	$495,426
Liabilities and Stockholder's Equity	
Short-term borrowings and current portion of long-term borrowings	$ 1,667
Financial instruments and other inventory positions sold but not yet purchased	85,023
Collateralized financings:	
Securities sold under agreements to repurchase	186,306
Securities loaned	115,175
Other secured borrowings	8,096
Advances from Holdings and other affiliates	58,230
Payables:	
Brokers, dealers and clearing organizations	3,928
Customers	22,023
Accrued liabilities and other payables	5,279
Long-term borrowings	5,253
Total liabilities	490,980
Commitments and contingencies	
Stockholder's Equity	
Preferred stock, $0.10 par value; 10,000 shares authorized; none outstanding	—
Common stock, $0.10 par value; 10,000 shares authorized;	
1,006 shares issued and outstanding	—
Additional paid-in capital	1,788
Accumulated other comprehensive income (net of tax)	28
Retained earnings	2,630
Total stockholder's equity	4,446
Total liabilities and stockholder's equity	$495,426

See Notes to Consolidated Statement of Financial Condition.

Contents

Note 1 Summary of Significant Accounting Policies

Description of Business

Lehman Brothers Inc. ("LBI") is a U.S. registered broker-dealer. Together, LBI and its subsidiaries (collectively, the "Company," "we," "us" or "our") is a wholly-owned subsidiary of Lehman Brothers Holdings Inc. ("Holdings").

Basis of Presentation

The Consolidated Statement of Financial Condition is prepared in conformity with U.S. generally accepted accounting principles, and includes the accounts of LBI, our subsidiaries, and all other entities in which we have a controlling financial interest or are considered to be the primary beneficiary. All material intercompany accounts and transactions have been eliminated upon consolidation.

Consolidation Accounting Policies

The Statement of Financial Condition includes the accounts of LBI and the entities in which the Company has a controlling financial interest. We determine whether we have a controlling financial interest in an entity by first determining whether the entity is a voting interest entity (sometimes referred to as a non-VIE), a variable interest entity ("VIE") or a qualified special purpose entity ("QSPE").

Voting Interest Entity. Voting interest entities are entities that have (i) total equity investment at risk sufficient to fund expected future operations independently; and (ii) equity holders who have the obligation to absorb losses or receive residual returns and the right to make decisions about the entity's activities. In accordance with Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, and Statement of Financial Accounting Standards ("SFAS") No. 94, *Consolidation of All Majority-Owned Subsidiaries*, voting interest entities are consolidated when the Company has a controlling financial interest, typically more than 50 percent of an entity's voting interests.

Variable Interest Entity. VIEs are entities that lack one or more voting interest entity characteristics. The Company consolidates VIEs in which it is the primary beneficiary. In accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46-R, *Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51* ("FIN 46(R)"), we are the primary beneficiary if we have a variable interest, or a combination of variable interests, that will either (i) absorb a majority of the VIEs expected losses; (ii) receive a majority of the VIEs expected residual returns; or (iii) both. To determine if we are the primary beneficiary of a VIE, we review, among other factors, the VIE's design, capital structure, contractual terms, which interests create or absorb variability and related party relationships, if any. Additionally, we may calculate our share of the VIE's expected losses and expected residual returns based upon the VIE's contractual arrangements and/or our position in the VIE's capital structure. This type of analysis is typically performed using expected cash flows allocated to the expected losses and expected residual returns under various probability-weighted scenarios.

Qualified Special Purpose Entity. QSPEs are passive entities with limited permitted activities. SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a replacement of FASB Statement No. 125* ("SFAS 140"), establishes the criteria an entity must satisfy to be a QSPE, including types of assets held, limits on asset sales, use of derivatives and financial guarantees, and discretion exercised in servicing activities. In accordance with SFAS 140 and FIN 46(R), we do not consolidate QSPEs.

For a further discussion of our involvement with VIEs, QSPEs and other entities see Note 5, "Securitizations and Special Purpose Entities," to the Consolidated Statement of Financial Condition.

Equity-Method Investments. Entities in which we do not have a controlling financial interest (and therefore do not consolidate) but in which we exert significant influence (generally defined as owning a voting interest of 20 percent to 50 percent, or a partnership interest greater than 3 percent) are accounted for either under Accounting Principles Board ("APB") Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock* or SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). For further discussion of our adoption of SFAS 159, see "Accounting and Regulatory Developments—SFAS 159" below.

Other. When we do not consolidate an entity or apply the equity method of accounting, we present our investment in the entity at fair value. We have formed various non-consolidated private equity or other alternative investment funds with third-party investors that are typically organized as limited partnerships. We typically act as general partner for these funds and when third-party investors have rights to either (i) remove the general partner without cause or to liquidate the partnership; or (ii) substantive participation rights we do not consolidate these partnerships in accordance with Emerging Issue Task Force ("EITF") No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-5").

A determination of whether we have a controlling financial interest in an entity and therefore our assessment of consolidation of that entity is initially made at the time we become involved with the entity. Certain events may occur which cause us to re-assess our initial determination of whether an entity is a VIE or non-VIE or whether we are the primary beneficiary if the entity is a VIE. Those events generally are:

- the entity's governance structure is changed such that either (i) the characteristics or adequacy of equity at risk are changed; or (ii) expected returns or losses are reallocated among the participating parties within the entity.
- the equity investment (or some part thereof) is returned to the equity investors and other interests become exposed to expected returns or losses.
- additional activities are undertaken or assets acquired by the entity that were beyond those anticipated previously.
- participants in the entity acquire or sell interests in the entity.
- the entity receives additional equity at risk or curtails its activities in a way that changes the expected returns or losses.

Use of Estimates

In preparing our Consolidated Statement of Financial Condition and accompanying notes, management makes various estimates that affect reported amounts and disclosures. Those estimates are used in:

- measuring fair value of certain financial instruments;
- accounting for identifiable intangible assets and goodwill;
- establishing provisions for potential losses that may arise from litigation, regulatory proceedings and tax examinations; and
- assessing our ability to realize deferred tax assets.

Estimates are based on available information and judgment. Therefore, actual results could differ from our estimates and that difference could have a material effect on our Consolidated Statement of Financial Condition and notes thereto.

Currency Translation

Assets and liabilities of subsidiaries having non–U.S. dollar functional currencies are translated at exchange rates at the applicable Consolidated Statement of Financial Condition date. The gains or losses resulting from translating non-U.S. dollar functional currency into U.S. dollars, net of hedging gains or losses, are included in Accumulated other comprehensive income (net of tax) a component of equity.

Financial Instruments and Other Inventory Positions

Financial instruments and other inventory positions owned, excluding real estate held for sale, and Financial instruments and other inventory positions sold but not yet purchased are carried at fair value. Real estate held for sale is accounted for at the lower of its carrying amount or fair value less cost to sell. For further discussion of our financial instruments and other inventory positions, see Note 2, "Financial Instruments and Other Inventory Positions," to the Consolidated Statement of Financial Condition.

Firm-owned securities pledged to counterparties who have the right, by contract or custom, to sell or repledge the securities are classified as Financial instruments and other inventory positions owned and are disclosed as pledged as collateral. For further discussion of our securities received and pledged as collateral, see Note 4, "Securities Received and Pledged as Collateral," to the Consolidated Statement of Financial Condition.

We adopted SFAS No. 157, *Fair Value Measurements* ("SFAS 157") effective December 1, 2006. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When observable prices are not available, we either use implied pricing from similar instruments or valuation models based on net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. Fair value measurements for private equity-related positions reflect selling restrictions, if existing, expected cash flows, earnings multiples and/or comparison to similar market transactions.

Prior to December 1, 2006, we followed the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, *Brokers and Dealers in Securities* (the "Guide") when determining fair value for financial instruments, which permitted the recognition of a discount to the quoted price when determining the fair value for a substantial block of a particular security, when the quoted price was not considered to be readily realizable (*i.e.*, a block discount).

For further discussion of our adoption of SFAS 157, see "Accounting and Regulatory Developments—SFAS 157" below.

Derivative financial instruments. Derivatives are financial instruments whose value is based on an underlying asset (*e.g.*, Treasury bond), index (*e.g.*, S&P 500) or reference rate (*e.g.*, LIBOR), and include futures, forwards, swaps, option contracts, or other financial instruments with similar characteristics. A derivative contract generally represents a future commitment to exchange interest payment streams or currencies based on the contract or notional amount or to purchase or sell other financial instruments or physical assets at specified terms on a specified date. Over-the-counter ("OTC") derivative products are privately-negotiated contractual agreements that can be tailored to meet individual client needs and include forwards, swaps and certain options including caps, collars and floors. Exchange-traded derivative products are standardized contracts transacted through regulated exchanges and include futures and certain option contracts listed on exchanges.

Derivatives are recorded at fair value and included in either Financial instruments and other inventory positions or Financial instruments and other inventory positions sold but not yet purchased in the Consolidated Statement of Financial Condition. Derivatives are presented on a net-by-counterparty basis when a legal right of offset exists; net across different products or positions when applicable provisions are stated in a master netting agreement; and/or net of cash collateral received or paid on a counterparty basis, provided legal right of offset exists.

We enter into derivative transactions both in a trading capacity and as an end-user. Acting in a trading capacity, we enter into derivative transactions to satisfy the needs of our clients and to manage our own exposure to market and credit risks resulting from our trading activities (collectively, "Trading-Related Derivatives"). For Trading-Related Derivatives, margins on futures contracts are included in receivables and payables from/to brokers, dealers and clearing organizations, as applicable.

As an end-user, we primarily use derivatives to hedge our exposure to market risk (including foreign currency exchange and interest rate risks) and credit risks (collectively, "End-User Derivatives"). When End-User Derivatives are interest rate swaps they are measured at fair value through earnings and the carrying value of the related hedged item is adjusted through earnings for the effect of changes in the risk being hedged. When End-User Derivatives are used in hedges of net investments in non-U.S. dollar functional currency subsidiaries, the gains or losses are reported within Accumulated other comprehensive income (net of tax) in equity.

Prior to December 1, 2006, we followed EITF Issue No. 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3"). Under EITF 02-3, recognition of a trading profit at inception of a derivative transaction was prohibited unless the fair value of that derivative was obtained from a quoted market price supported by comparison to other observable inputs or based on a valuation technique incorporating observable inputs. Subsequent to the inception date ("Day 1"), we recognized trading profits deferred at Day 1 in the period in which the valuation of the instrument became observable. The adoption of SFAS 157 nullified the guidance in EITF 02-3 that precluded the recognition of a trading profit at the inception of a derivative contract, unless the fair value of such derivative was obtained from a quoted market price or other valuation technique incorporating observable inputs. For further discussion of our adoption of SFAS 157, see "Accounting and Regulatory Developments—SFAS 157" below.

Private equity investments. Our private equity investments are measured at fair value.

Securitization activities. In accordance with SFAS 140, we recognize transfers of financial assets as sales, if control has been surrendered. We determine control has been surrendered when the following three criteria have been met:

- The transferred assets have been isolated from the transferor – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership (*i.e.*, a true sale opinion has been obtained);
- Each transferee (or, if the transferee is a QSPE, each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor; and
- The transferor does not maintain effective control over the transferred assets through either (i) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity; or (ii) the ability to unilaterally cause the holder to return specific assets.

Collateralized Lending Agreements and Financings

Treated as collateralized agreements and financings for financial reporting purposes are the following:

- *Repurchase and resale agreements.* Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized primarily by government and government agency securities and are carried net by counterparty, when permitted, at the amounts at which the securities subsequently will be resold or repurchased plus accrued interest. We take possession of securities purchased under agreements to resell. The fair value of the underlying positions is compared daily with the related receivable or payable balances, including accrued interest. We require counterparties to deposit additional collateral or return collateral pledged, as necessary, to ensure the fair value of the underlying collateral remains sufficient.

- *Securities borrowed and securities loaned.* Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received plus accrued interest. We value the securities borrowed and loaned daily and obtain additional cash as necessary to ensure these transactions are adequately collateralized. When we act as the lender of securities in a securities-lending agreement and we receive securities that can be pledged or sold as collateral, we recognize an asset, representing the securities received and a liability, representing the obligation to return those securities.

- *Other secured borrowings.* Other secured borrowings principally reflect transfers accounted for as financings rather than sales under SFAS 140. Additionally, Other secured borrowings includes non-recourse financings of entities that we have consolidated because we are the primary beneficiaries of such entities.

Long-Lived Assets

Property, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Buildings are depreciated up to a maximum of 40 years. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, which range up to 30 years. Equipment, furniture and fixtures are depreciated over periods of up to 10 years. Internal-use software that qualifies for capitalization under AICPA Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, is capitalized and subsequently amortized over the estimated useful life of the software, generally three years, with a maximum of seven years. We review long-lived assets for impairment periodically and whenever events or changes in circumstances indicate the carrying amounts of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized to the extent the carrying value of the asset exceeds its fair value.

Identifiable Intangible Assets and Goodwill

Identifiable intangible assets with finite lives are amortized over their expected useful lives, which range up to 15 years. Identifiable intangible assets with indefinite lives and goodwill are not amortized. Instead, these assets are evaluated at least annually for impairment. Goodwill is reduced upon the recognition of certain acquired net operating loss carryforward benefits.

Cash Equivalents

Cash equivalents include highly liquid investments not held for resale with maturities of three months or less when we acquire them.

Accounting and Regulatory Developments

SFAS 157. In September 2006, the FASB issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value, outlines a fair value hierarchy based on inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value.

SFAS 157 also (i) nullifies the guidance in EITF 02-3 that precluded the recognition of a trading profit at the inception of a derivative contract, unless the fair value of such derivative was obtained from a quoted market price or other valuation technique incorporating observable inputs; (ii) clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value; (iii) precludes the use of a liquidity or block discount when measuring instruments traded in an active market at fair value; and (iv) requires costs related to acquiring financial instruments carried at fair value to be included in earnings as incurred.

We elected to early adopt SFAS 157 at the beginning of our 2007 fiscal year and we recorded the difference between the carrying amounts and fair values of (i) stand-alone derivatives measured using the guidance in EITF 02-3 on recognition of a trading profit at the inception of a derivative, and (ii) financial instruments that are traded in active markets that

were measured at fair value using block discounts, as a cumulative-effect adjustment to opening retained earnings. As a result of adopting SFAS 157, we recognized a $31 million after-tax ($54 million pre-tax) increase to opening retained earnings.

For additional information regarding our adoption of SFAS 157, see Note 3, "Fair Value of Financial Instruments," to the Consolidated Statement of Financial Condition.

SFAS 158. In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Retirement Plans* ("SFAS 158") which requires an employer to recognize the over- or under-funded status of its defined benefit postretirement plans as an asset or liability in its Consolidated Statement of Financial Condition, measured as the difference between the fair value of the plan assets and the benefit obligation. For pension plans, the benefit obligation is the projected benefit obligation; while for other postretirement plans the benefit obligation is the accumulated postretirement obligation. Upon adoption, SFAS 158 requires an employer to recognize previously unrecognized actuarial gains and losses and prior service costs within Accumulated other comprehensive income (net of tax), a component of equity. The Company's employees participate in Holdings' domestic pension plans. Holdings' adopted SFAS 158 for the fiscal year ended November 30, 2007. SFAS 158 had no impact on LBI's Consolidated Statement of Financial Condition.

SFAS 159. In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"), which permits certain financial assets and financial liabilities to be measured at fair value, using an instrument-by-instrument election. The initial effect of adopting SFAS 159 must be accounted for as a cumulative-effect adjustment to opening retained earnings for the fiscal year in which we apply SFAS 159. Retrospective application of SFAS 159 to fiscal years preceding the effective date is not permitted. We have not elected to fair value any additional financial instruments under the guidance of SFAS 159.

SFAS 141(R). In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) expands the definition of transactions and events that qualify as business combinations; requires that the acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred. Adoption of SFAS 141(R) is required for combinations after December 15, 2008. Early adoption and retroactive application of SFAS 141(R) to fiscal years preceding the effective date are not permitted. We are evaluating the impact of adoption on our Consolidated Statement of Financial Condition.

SFAS 160. In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements* ("SFAS 160"). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of minority interests as a component of equity. Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings. The effective date for SFAS 160 is for annual periods beginning on or after December 15, 2008. Early adoption and retroactive application of SFAS 160 to fiscal years preceding the effective date are not permitted. We are evaluating the impact of adoption on our Consolidated Statement of Financial Condition.

FIN 48. In June 2006, the FASB issued FIN 48, which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of SFAS 109 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in FIN 48. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves. We must adopt FIN 48 as of the beginning of our 2008 fiscal year. We estimate that the effect of adopting FIN 48 at the beginning of the first quarter of the 2008 fiscal year to be a decrease to opening retained earnings of approximately $86 million.

SOP 07-1. In June 2007, the AICPA issued Statement of Position ("SOP") No. 07-1, *Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies* ("SOP 07-1"). SOP 07-1 addresses when the accounting principles of the AICPA Audit and Accounting Guide Investment Companies must be applied by an entity and whether those accounting principles must be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. SOP 07-1 is effective for our fiscal year beginning December 1, 2008. We are evaluating the effect of adopting SOP 07-1 on our Consolidated Statement of Financial Condition.

EITF Issue No. 04-5. In June 2005, the FASB ratified the consensus reached in EITF 04-5 which requires general partners (or managing members in the case of limited liability companies) to consolidate their partnerships or to provide limited partners with either (i) rights to remove the general partner without cause or to liquidate the partnership; or (ii) substantive participation rights. As the general partner of numerous private equity and asset management partnerships, we adopted EITF 04-5 effective June 30, 2005 for partnerships formed or modified after June 29, 2005. For partnerships formed on or before

June 29, 2005 that had not been modified, we adopted EITF 04-5 as of the beginning of our 2007 fiscal year. The adoption of EITF 04-5 did not have a material effect on our Consolidated Statement of Financial Condition.

FSP FIN 46(R)-6. In April 2006, the FASB issued FASB Staff Position ("FSP") FIN 46(R)-6, *Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)* ("FSP FIN 46(R)-6"). This FSP addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46(R) by requiring an analysis of the purpose for which an entity was created and the variability that the entity was designed to create. We adopted FSP FIN 46(R)-6 on September 1, 2006 and applied it prospectively to all entities in which we first became involved after that date. Adoption of FSP FIN 46(R)-6 did not have a material effect on our Consolidated Statement of Financial Condition.

FSP FIN 39-1. In April 2007, the FASB directed the FASB Staff to issue FSP No. FIN 39-1, *Amendment of FASB Interpretation No. 39* ("FSP FIN 39-1"). FSP FIN 39-1 modifies FIN No. 39, *Offsetting of Amounts Related to Certain Contracts*, and permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. FSP FIN 39-1 does not affect our Consolidated Statement of Financial Condition because it clarified the acceptability of existing market practice, which we use, of netting cash collateral against net derivative assets and liabilities.

FSP FIN 48-1. In May 2007, the FASB directed the FASB Staff to issue FSP No. FIN 48-1, *Definition of "Settlement" In FASB Interpretation No. 48* ("FSP FIN 48-1"). Under FSP FIN 48-1, a previously unrecognized tax benefit may be subsequently recognized if the tax position is effectively settled and other specified criteria are met. We are evaluating the effect of adopting FSP FIN 48-1 on our Consolidated Statement of Financial Condition as part of our evaluation of the effect of adopting FIN 48.

FSP FIN 46(R)-7. In May 2007, the FASB directed the FASB Staff to issue FSP No. FIN 46(R)-7, *Application of FASB Interpretation No. 46(R) to Investment Companies* ("FSP FIN 46(R)-7"). FSP FIN 46(R)-7 makes permanent the temporary deferral of the application of the provisions of FIN 46(R) to unregistered investment companies, and extends the scope exception from applying FIN 46(R) to include registered investment companies. FSP FIN 46(R)-7 is effective upon adoption of SOP 07-1. We are evaluating the effect of adopting FSP FIN 46(R)-7 on our Consolidated Statement of Financial Condition.

SAB 108. In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 specifies how the carryover or reversal of prior-year unrecorded financial statement misstatements should be considered in quantifying a current-year misstatement. SAB 108 requires an approach that considers the amount by which the current-year statement of income is misstated ("rollover approach") and an approach that considers the cumulative amount by which the current-year statement of financial condition is misstated ("iron-curtain approach"). Prior to the issuance of SAB 108, either the rollover or iron-curtain approach was acceptable for assessing the materiality of financial statement misstatements. SAB 108 became effective for our fiscal year ended November 30, 2006. Upon adoption, SAB 108 allowed a cumulative-effect adjustment to opening retained earnings at December 1, 2005 for prior-year misstatements that were not material under a prior approach but that were material under the SAB 108 approach. Adoption of SAB 108 did not affect our Consolidated Statement of Financial Condition.

SAB 109. In November 2007, the SEC issued SAB No. 109, *Written Loan Commitments Recorded at Fair Value Through Earnings* ("SAB 109"). SAB 109 supersedes SAB No. 105, *Loan Commitments Accounted for as Derivative Instruments* ("SAB 105"), and expresses the view that, consistent with the guidance in SFAS 156 and SFAS 159, the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 105 also expressed the view that internally-developed intangible assets (such as customer relationship intangible assets) should not be recorded as part of the fair value of a derivative loan commitment. SAB 109 retains that view and broadens its application to all written loan commitments that are accounted for at fair value through earnings. Adoption of SAB 109 did not have a material affect on our Consolidated Statement of Financial Condition.

The ASF Framework. On December 6, 2007, the American Securitization Forum ("ASF"), working with various constituency groups as well as representatives of U.S. federal government agencies, issued the *Streamlined Foreclosure and Loss Avoidance Framework for Securitized Subprime Adjustable Rate Mortgage Loans* (the "ASF Framework"). The ASF Framework provides guidance for servicers to streamline borrower evaluation procedures and to facilitate the use of foreclosure and loss prevention efforts in an attempt to reduce the number of U.S. subprime residential mortgage borrowers who might default in the coming year because the borrowers cannot afford to pay the increased loan interest rate after their U.S. subprime residential mortgage variable loan rate resets. The ASF Framework requires a borrower and its U.S. subprime residential mortgage variable loan to meet specific conditions to qualify for a modification under which the qualifying borrower's U.S. subprime residential mortgage variable loan's interest rate would be kept at the existing rate, generally for five years following an

upcoming reset period. The ASF Framework is focused on U.S. subprime first-lien adjustable-rate residential mortgages that have an initial fixed interest rate period of 36 months or less, are included in securitized pools, were originated between January 1, 2005 and July 31, 2007, and have an initial interest rate reset date between January 1, 2008 and July 31, 2010 (defined as "Segment 2 Subprime ARM Loans" within the ASF Framework).

On January 8, 2008, the SEC's Office of Chief Accountant (the "OCA") issued a letter (the "OCA Letter") addressing accounting issues that may be raised by the ASF Framework. Specifically, the OCA Letter expressed the view that if a Segment 2 Subprime ARM Loan is modified pursuant to the ASF Framework and that loan could legally be modified, the OCA will not object to continued status of the transferee as a QSPE under SFAS 140. Concurrent with the issuance of the OCA Letter, the OCA requested the FASB to immediately address the issues that have arisen in the application of the QSPE guidance in SFAS 140. Any loan modifications we make in accordance with the ASF Framework will not have a material affect on our accounting for U.S. subprime residential mortgage loans nor securitizations or retained interests in securitizations of U.S. subprime residential mortgage loans.

Note 2 Financial Instruments and Other Inventory Positions

Financial instruments and other inventory positions owned and Financial instruments and other inventory positions sold but not yet purchased were comprised of the following:

In millions **At November 30, 2007**	**Owned**	**Sold But Not Yet Purchased**
Government and agencies	$ 47,939	$52,698
Corporate debt and other	29,320	3,562
Mortgage and asset-backed securities	29,627	52
Real estate held for sale	3,563	—
Corporate equities	30,453	6,777
Derivatives and other contractual agreements	27,849	21,934
Commercial paper and other money market instruments	5,031	—
	$173,782	$85,023

Mortgage and asset-backed securities include residential and commercial whole loans and interests in residential and commercial mortgage-backed securitizations. Also included within Mortgage and asset-backed securities are securities whose cash flows are based on pools of assets in bankruptcy-remote entities, or collateralized by cash flows from a specified pool of underlying assets. The pools of assets may include, but are not limited to mortgages, receivables and loans. For further discussion of our securitization activities, see Note 5, "Securitizations and Special Purpose Entities," to the Consolidated Statement of Financial Condition.

Our net investment positions related to Real estate held for sale, excluding the amounts that have been consolidated but for which we do not consider ourselves to have economic exposure, was $1.1 billion at November 30, 2007.

Derivative and Other Contractual Agreements

These balances generally represent future commitments to exchange interest payment streams or currencies based on contract or notional amounts or to purchase or sell other financial instruments or physical assets at specified terms on a specified date. Both over-the-counter and exchange-traded derivatives are reflected.

The following table presents the fair value of Derivatives and other contractual agreements at November 30, 2007. Assets included in the table represent unrealized gains, net of unrealized losses, for situations in which we have a master netting agreement. Similarly, liabilities represent net amounts owed to counterparties. The fair value of derivative contracts represents our net receivable/payable for derivative financial instruments before consideration of securities collateral, but after consideration of cash collateral. Assets and liabilities are presented below net of cash collateral of approximately $16.3 billion and $12.6 billion, respectively.

Fair Value of Derivatives and Other Contractual Agreements

In millions November 30, 2007	Assets	Liabilities
Interest rate, currency and credit default swaps and options	$15,101	$9,409
Equity contracts (including equity swaps, warrants and options)	6,555	6,322
Other fixed income securities contracts (including TBAs and forwards) (1)	5,176	5,170
Foreign exchange forward contracts and options	1,017	1,033
	$27,849	$21,934

(1) Includes $1.5 billion of commodity derivative assets and liabilities at November 30, 2007.

At November 30, 2007, the fair value of derivative assets and liabilities included $900 million and $662 million, respectively, related to exchange-traded option and warrant contracts. With respect to OTC contracts, we view our net credit exposure to be $25.3 billion at November 30, 2007, representing the fair value of OTC contracts in a net receivable position, after consideration of collateral. Counterparties to our OTC derivative products primarily are U.S. and foreign banks, securities firms, corporations, governments and their agencies, finance companies, insurance companies, investment companies and pension funds. Collateral held related to OTC contracts generally includes U.S. government and federal agency securities.

Concentrations of Credit Risk

A substantial portion of our securities transactions are collateralized and are executed with, and on behalf of, commercial banks and other institutional investors, including other brokers and dealers. Our exposure to credit risk associated with the non-performance of these clients and counterparties in fulfilling their contractual obligations with respect to various types of securities transactions can be directly affected by volatile or illiquid trading markets, which may impair the ability of clients and counterparties to satisfy their obligations to us.

Financial instruments and other inventory positions owned include U.S. government and agency securities, and securities issued by non-U.S. governments, which in the aggregate represented approximately 10% of total assets at November 30, 2007. In addition, collateral held for resale agreements represented approximately 25% of total assets at November 30, 2007, and primarily consisted of securities issued by the U.S. government, federal agencies or non-U.S. governments. Our most significant industry concentration is financial institutions, which include other brokers and dealers, commercial banks and institutional clients. This concentration arises in the normal course of business.

Note 3 Fair Value of Financial Instruments

Financial instruments and other inventory positions owned, excluding Real estate held for sale, and Financial instruments and other inventory positions sold but not yet purchased, are presented at fair value. Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Beginning December 1, 2006, assets and liabilities recorded at fair value in the Consolidated Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels – defined by SFAS 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities – are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of assets and liabilities carried at Level I fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices and listed derivatives.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Fair valued assets and liabilities that are generally included in this category are non-G-7 government securities, municipal bonds, certain mortgage and asset backed securities, certain corporate debt, certain commitments and guarantees, certain private equity investments and certain derivatives.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Generally, assets and liabilities carried at fair value and included in this category are certain mortgage and asset-backed securities, certain corporate debt, certain private equity investments, certain commitments and guarantees and certain derivatives.

Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are categorized in the table below based upon the lowest level of significant input to the valuations:

	At November 30, 2007			
In millions	**Level I**	**Level II**	**Level III**	**Total**
Financial instruments and other inventory positions owned:				
Government and agencies	$33,234	$14,705	$ —	$ 47,939
Corporate debt and other	67	28,905	348	29,320
Mortgages and asset-backed securities	28	24,735	4,864	29,627
Corporate equities	20,911	6,127	3,415	30,453
Derivative assets[1]	900	24,318	2,631	27,849
Commercial paper and other money market instruments	5,031	—	—	5,031
Total Financial instruments and other inventory positions owned	$60,171	$98,790	$ 11,258	$ 170,219
Financial instruments and other inventory positions sold but not yet purchased:				
Government and agencies	$50,880	$ 1,818	$ —	$ 52,698
Corporate debt and other	48	3,514	—	3,562
Mortgages and asset-backed securities	—	52	—	52
Corporate equities	6,069	708	—	6,777
Derivative liabilities[1]	662	20,037	1,235	21,934
Total Financial instruments and other inventory positions sold but not yet purchased	$57,659	$26,129	$ 1,235	$ 85,023

(1) Derivative assets and liabilities are presented on a net basis by level. Inter- and intra-level cash collateral, cross-product and counterparty netting at November 30, 2007 were approximately $31.8 billion and $28.2 billion, respectively.

The table presented below summarizes the change in balance sheet carrying value associated with Level III financial instruments during the fiscal year ended November 30, 2007. The values presented exclude economic hedging activities that may be transacted in instruments categorized within other fair value hierarchy levels.

In millions Fiscal year ended November 30, 2007	Balance December 1, 2006	Periodic Payments, Purchases, Sales, Net	Net Transfers In/(Out)	Gains/(Losses) Realized	Gains/(Losses) Unrealized	Balance November 30, 2007
Corporate debt and other	$ 100	$ (24)	$ 320	$ 5	$ (53)	$ 348
Mortgages and asset-backed positions	897	1,424	4,690	(20)	(2,127)	4,864
Corporate equities	1,077	1,334	895	16	93	3,415
Net derivatives	156	225	671	(108)	452	1,396
	$ 2,230	$ 2,959	$ 6,576	$ (107)	$ (1,635)	$ 10,023

Fair Value on a Nonrecurring Basis

We use fair value measurements on a nonrecurring basis in our assessment of assets classified as Goodwill and other inventory positions classified as Real estate held for sale. These assets and inventory positions are recorded at fair value initially and assessed for impairment periodically thereafter. During the fiscal year ended November 30, 2007, the carrying amount of Goodwill assets were compared to their fair value. No change in carrying amount resulted in accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. Additionally and on a nonrecurring basis during the fiscal year ended November 30, 2007, the carrying amount of Real estate held for sale positions were compared to their fair value less cost to sell. No change in carrying amount resulted in accordance with the provisions of SFAS No. 66, *Accounting for Sales of Real Estate*, SFAS No. 144, *Accounting for Impairment or Disposal of Long Lived Assets*, and other relevant accounting guidance. The lowest level of inputs for fair value measurements for Goodwill and Real estate held for sale are Level III.

For additional information regarding Goodwill, see Note 6, "Identifiable Intangible Assets and Goodwill," to the Consolidated Statement of Financial Condition. For additional information regarding our inventory of Real estate held for sale, see Note 2, "Financial Instruments and Other Inventory Positions," to the Consolidated Statement of Financial Condition.

Valuation Techniques

In accordance with SFAS 157, valuation techniques used for assets and liabilities accounted for at fair value are generally categorized into three types:

Market Approach. Market approach valuation techniques use prices and other relevant information from market transactions involving identical or comparable assets or liabilities. Valuation techniques consistent with the market approach include comparables and matrix pricing. Comparables use market multiples, which might lie in ranges with a different multiple for each comparable. The selection of where within the range the appropriate multiple falls requires judgment, considering both quantitative and qualitative factors specific to the measurement. Matrix pricing is a mathematical technique used principally to value certain securities without relying exclusively on quoted prices for the specific securities but comparing the securities to benchmark or comparable securities.

Income Approach. Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present amount, or a discounted amount. These techniques rely on current market expectations of future amounts. Examples of income approach valuation techniques include present value techniques; option-pricing models, binomial or lattice models that incorporate present value techniques; and the multi-period excess earnings method.

Cost Approach. Cost approach valuation techniques are based upon the amount that, at present, would be required to replace the service capacity of an asset, or the current replacement cost. That is, from the perspective of a market participant (seller), the price that would be received for the asset is determined based on the cost to a market participant (buyer) to acquire or construct a substitute asset of comparable utility.

The three approaches described within SFAS 157 are consistent with generally accepted valuation methodologies. While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation techniques may be used. The selection of the valuation method(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required. For assets and liabilities accounted for at fair value, excluding Goodwill and Real estate held for sale, valuation techniques are generally a combination of the market and income approaches. Goodwill and Real estate held for sale valuation techniques generally combine income and cost approaches. For the fiscal year ended November 30, 2007, the application of valuation techniques applied to similar assets and liabilities has been consistent.

Note 4 Securities Received and Pledged as Collateral

We enter into secured borrowing and lending transactions to finance inventory positions, obtain securities for settlement and meet clients' needs. We receive collateral in connection with resale agreements, securities borrowed transactions, borrow/pledge transactions, client margin loans and derivative transactions. We generally are permitted to sell or repledge these securities held as collateral and use them to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions.

At November 30, 2007, the fair value of securities received as collateral that we were permitted to sell or repledge was approximately $689 billion. The fair value of securities received as collateral that we sold or repledged was approximately $667 billion at November 30, 2007.

We also pledge our own assets, primarily to collateralize certain financing arrangements. These pledged securities, where the counterparty has the right by contract or custom to sell or repledge the financial instruments were approximately $53 billion at November 30, 2007. The carrying value of Financial instruments and other inventory positions owned that have been pledged or otherwise encumbered to counterparties where those counterparties do not have the right to sell or repledge, was approximately $58 billion at November 30, 2007.

Note 5 Securitizations and Special Purpose Entities

Generally, residential and commercial mortgages, home equity loans, municipal and corporate bonds, and lease and trade receivables are financial assets that we securitize through SPEs. We may continue to hold an interest in the financial assets securitized in the form of the securities created in the transaction, including residual interests ("interests in securitizations") established to facilitate the securitization transaction. Interests in securitizations are presented within Financial instruments and other inventory positions owned (primarily in mortgage and asset-backed securities and government and agencies) in the Consolidated Statement of Financial Condition. For additional information regarding the accounting for securitization transactions, see Note 1, "Summary of Significant Accounting Policies—Consolidation Accounting Policies," to the Consolidated Statement of Financial Condition.

For the period ended November 30, 2007, we securitized the following financial assets:

In millions	
Residential mortgages	$ 91,061
Commercial mortgages	14,059
Municipal and other asset-backed financial instruments	5,480
Total	$110,600

At November 30, 2007, we had approximately $1.3 billion of non-investment grade interests from our securitization activities.

The table below presents the fair value of our interests in securitizations at November 30, 2007 model assumptions of market factors and the sensitivity of valuation models to adverse changes in the assumptions. The sensitivity analysis presented below is hypothetical and should be used with caution since the stresses are performed without considering the effect of hedges, which serve to reduce our actual risk. We mitigate the risks associated with the below interests in securitizations through risk mitigation strategies. These results are calculated by stressing a particular economic assumption independent of changes in any other assumption (as required by U.S. GAAP). In reality, changes in one factor often result in changes in another factor which may counteract or magnify the effect of the changes outlined in the table below. Changes in the fair value based on a 10% or 20% variation in an assumption should not be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear.

Securitization Activity

Dollars in millions November 30, 2007	Residential Mortgages Investment Grade[1]	 Non-Investment Grade	Other[2]
Interests in securitizations (in billions)	$ 6.6	$ 1.3	$ 2.3
Weighted-average life (years)	9	5	6
Average constant prepayment rate	11.4%	13.1%	—
Effect of 10% adverse change	$ 51	$ 5	$ —
Effect of 20% adverse change	$ 104	$ 7	$ —
Weighted-average credit loss assumption	0.5%	2.6%	0.7%
Effect of 10% adverse change	$ 108	$ 98	$ 6
Effect of 20% adverse change	$ 198	$ 191	$ 12
Weighted-average discount rate	7.8%	18.9%	7.3%
Effect of 10% adverse change	$ 244	$ 47	$ 84
Effect of 20% adverse change	$ 488	$ 90	$166

(1) The amount of investment-grade interests in securitizations related to agency collateralized mortgage obligations was approximately $2.5 billion at November 30, 2007.

(2) At November 30, 2007, other interests in securitizations included approximately $2.2 billion of investment grade commercial mortgages, approximately $2.0 million of non-investment grade commercial mortgages and the remainder relates to municipal products.

Non-QSPE activities. We have transactional activity with SPEs that do not meet the QSPE criteria because their permitted activities are not limited sufficiently or the assets are non-qualifying financial instruments (*e.g.*, real estate). These SPEs issue credit-linked notes, invest in real estate or are established for other structured financing transactions designed to meet clients' investing or financing needs.

As a dealer in credit default swaps, we make a market in buying and selling credit protection on single issuers as well as on portfolios of credit exposures. We mitigate our credit risk, in part, by purchasing default protection through credit default swaps with SPEs. We pay a premium to the SPEs for assuming credit risk under the credit default swap. In these transactions, SPEs issue credit-linked notes to investors and use the proceeds to invest in high quality collateral. Our maximum potential loss associated with our involvement with such credit-linked note transactions is measured by the fair value of our credit default swaps with such SPEs. At November 30, 2007, the fair value of these credit default swaps was $3.7 billion. The underlying investment grade collateral held by SPEs where we are the first lien holder was $14.5 billion.

Because the investors assume default risk associated with both the reference portfolio and the SPEs' assets, our expected loss calculations generally demonstrate the investors in the SPEs bear a majority of the entity's expected losses. Accordingly, we generally are not the primary beneficiary and therefore do not consolidate these SPEs. In instances where we are the primary beneficiary of the SPEs, we consolidate the SPEs. At November 30, 2007, we consolidated approximately $170 million of these SPEs. The assets associated with these consolidated SPEs are presented as a component of Financial instruments and other inventory positions owned, and the liabilities are presented as a component of Other secured borrowings.

We also invest in real estate directly through consolidated subsidiaries and through VIEs. We consolidate our investments in real estate VIEs when we are the primary beneficiary. We record the assets of these consolidated real estate VIEs as a component of Financial instruments and other inventory positions owned and the liabilities are presented as a component of Other secured borrowings. At November 30, 2007, we consolidated approximately $884 million of real estate-related investments. After giving effect to non-recourse financing, our net investment position in these consolidated real estate VIEs was $159 million at November 30, 2007.

The following table summarizes our non-QSPE activities at November 30, 2007:

In millions	
Credit default swaps with SPEs	$ 3,657
Value of underlying investment-grade collateral	14,457
Value of assets consolidated	170
Consolidated real estate VIEs	884
Net investment	159

In addition to the above, we enter into other transactions with SPEs designed to meet clients' investment and/or funding needs. For further discussion of our SPE-related and other commitments, see Note 8, "Commitments, Contingencies and Guarantees," to the Consolidated Statement of Financial Condition.

Note 6 Identifiable Intangible Assets and Goodwill

Identifiable Intangible Assets

	November 30, 2007	
In millions	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:		
Customer lists	$97	$23
	$97	$23

The changes in the carrying amount of goodwill for the year ended November 30, 2007 are as follows:

Goodwill

In millions	
Balance (net) at November 30, 2006	$161
Goodwill acquired[1]	376
Balance (net) at November 30, 2007	$537

(1) We made the final contingent payment under a 2004 deferred transaction agreement for the remaining 50% of Lehman Brothers Alternative Investment Management ("LBAIM"), which manages fund of hedge fund portfolios and investment products for institutional and high-net-worth private clients. LBAIM was previously consolidated in Holdings' results of operations.

Note 7 Borrowings

At November 30, 2007, Borrowings consisted of the following:

In millions	
Short-term borrowings	
Current portion of long-term borrowings	$ 1,038
Other	629
Total	$ 1,667
Weighted-average contractual interest rate	5.27%
Long-term borrowings	
Senior notes	$ 25
Subordinated notes	5,228
Total	$ 5,253
Weighted-average contractual interest rate	5.74%

Maturity Profile

The maturity dates of long-term borrowings are as follows:

In millions	At November 30, 2007 Fixed Rate	Floating Rate	Total
Maturing in fiscal 2009	$ —	$4,751	$4,751
Maturing in fiscal 2010	144	137	281
Maturing in fiscal 2011	1	3	4
Maturing in fiscal 2012	—	—	—
December 1, 2012 and thereafter	217	—	217
	$362	$4,891	$5,253

End-User Derivative Activities

We use a variety of derivative products including interest rate and currency swaps as an end-user to modify the interest rate characteristics of our long-term borrowings portfolio. We use interest rate swaps to convert a substantial portion of our fixed-rate debt to floating interest rates to more closely match the terms of assets being funded and to minimize interest rate risk. In addition, we use cross-currency swaps to hedge our exposure to foreign currency risk arising from our non-U.S. dollar debt obligations, after consideration of non-U.S. dollar assets that are funded with long-term debt obligations in the same currency. In certain instances, we may use two or more derivative contracts to manage the interest rate nature and/or currency exposure of an individual long-term borrowings issuance.

Long-Term Borrowings After End-User Derivative Activities

End-user derivative activities resulted in the following mix of fixed and floating rate debt and effective weighted-average interest rate:

In millions November 30, 2007	
Fixed rate	$ 145
Floating rate	5,108
Total	$5,253
Weighted-average effective interest rate	5.70%

Note 8 Commitments, Contingencies and Guarantees

In the normal course of business, we enter into various commitments and guarantees, including lending commitments to high grade and high yield borrowers, private equity investment commitments, liquidity commitments and other guarantees.

Lending–Related Commitments

The following table summarizes the contractual amounts of lending-related commitments at November 30, 2007:

	Expiration Per Period at November 30, 2007					
In millions	2008	2009	2010-2011	2012-2013	2014 and Later	Total Contractual Amount
Lending commitments						
High grade	$ 2,164	$238	$1,536	$3,460	$ 63	$ 7,461
High yield	3,228	255	1,407	3,227	2,341	10,458
Contingent acquisition facilities						
High grade	10,230	—	—	—	—	10,230
High yield	8,465	—	—	—	—	8,465
Mortgage commitments	44	145	74	21	9	293
Secured lending transactions	79,220	—	196	50	1,683	81,149

We use various hedging and funding strategies to actively manage our market, credit and liquidity exposures on these commitments. We do not believe total commitments necessarily are indicative of actual risk or funding requirements because the commitments may not be drawn or fully used and such amounts are reported before consideration of hedges.

High grade and high yield. Through our high grade (investment grade) and high yield (non-investment grade) sales, trading and underwriting activities, we make commitments to extend credit in loan syndication transactions. These commitments and any related drawdowns of these facilities typically have fixed maturity dates and are contingent on certain representations, warranties and contractual conditions applicable to the borrower. We define high yield exposures as securities of or loans to companies rated BB+ or lower or equivalent ratings by recognized credit rating agencies, as well as non-rated securities or loans that, in management's opinion, are non-investment grade.

At November 30 2007, we had commitments to high grade borrowers of $7.5 billion (net credit exposure of $4.4 billion, after consideration of hedges) and to high yield borrowers of $10.5 billion (net credit exposure of $9.7 billion, after consideration of hedges).

Contingent acquisition facilities. We provide contingent commitments to investment and non-investment grade counterparties related to acquisition financing. We do not believe contingent acquisition commitments are necessarily indicative of actual risk or funding requirements as funding is dependent both upon a proposed transaction being completed and the acquiror fully utilizing our commitment. Typically, these commitments are made to a potential acquiror in a proposed acquisition, which may or may not be completed depending on whether the potential acquiror to whom we have provided our commitment is successful. A contingent borrower's ability to draw on the commitment is typically subject to there being no material adverse change in the borrower's financial condition, among other factors, and the commitments also generally contain certain flexible pricing features to adjust for changing market conditions prior to closing. In addition, acquirers generally utilize multiple financing sources, including other investment and commercial banks, as well as accessing the general capital markets for completing transactions. Therefore, our contingent acquisition commitments are generally greater than the amounts we ultimately expect to fund. Further, our past practice, consistent with our credit facilitation framework, has been to syndicate acquisition financings to investors. The ultimate timing, amount and pricing of a syndication, however, is influenced by market conditions that may not necessarily be consistent with those at the time the commitment was entered.

At November 30, 2007, we provided contingent commitments to high grade counterparties related to acquisition financing of approximately $10.2 billion and to high yield counterparties related to acquisition financing of approximately $8.5 billion.

Mortgage commitments. Through our mortgage origination platforms we make commitments to extend mortgage loans. At November 30, 2007, we had outstanding mortgage commitments of approximately $293 million, which were all related to commercial mortgages.

Secured lending transactions. In connection with our financing activities, we had outstanding commitments under certain collateralized lending arrangements of approximately $7.2 billion at November 30, 2007. These commitments require borrowers to provide acceptable collateral, as defined in the agreements, when amounts are drawn under the lending facilities. Advances made under these lending arrangements typically are at variable interest rates and generally provide for over-collateralization. In addition, at November 30, 2007, we had commitments to enter into forward starting secured resale and repurchase agreements, primarily secured by government and government agency collateral, of $42.8 billion and $31.1 billion, respectively.

Other Commitments and Guarantees

The following table summarizes other commitments and guarantees at November 30, 2007:

	Expiration Per Period at November 30, 2007					
In millions	**2008**	**2009**	**2010-2011**	**2012-2013**	**2014 and Later**	**Total Contractual Amount**
Derivative contracts[1]	$37,905	$48,207	$138,202	$185,931	$213,326	$623,571
Municipal securities related commitments	350	600	—	10	161	1,121
Other commitments with variable interest entities	—	—	—	—	1,458	1,458
Standby letters of credit	1,065	5	—	—	—	1,070
Private equity and other principal investments	558	552	710	119	—	1,939

(1) We believe the fair value of these derivative contracts is a more relevant measure of the obligations because we believe the notional amount overstates the expected payout. At November 30, 2007, the fair value of these derivative contracts approximated $27.7 billion.

Derivative contracts. Under FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), derivative contracts are considered to be guarantees if such contracts require us to make payments to counterparties based on changes in an underlying instrument or index (*e.g.*, security prices, interest rates, and currency rates) and include written credit default swaps, written put options, written foreign exchange and interest rate options. Derivative contracts are not considered guarantees if these contracts are cash settled and we cannot determine if the derivative counterparty held the contracts' underlying instruments at inception. We have determined these conditions have been met for certain large financial institutions. Accordingly, when these conditions are met, we have not included these derivatives in our guarantee disclosures.

At November 30, 2007, the maximum payout value of derivative contracts deemed to meet the FIN 45 definition of a guarantee was approximately $623.6 billion. For purposes of determining maximum payout, notional values are used; however, we believe the fair value of these contracts is a more relevant measure of these obligations because we believe the notional amounts greatly overstate our expected payout. At November 30, 2007, the fair value of such derivative contracts approximated $27.7 billion. In addition, all amounts included above are before consideration of hedging transactions. We substantially mitigate our risk on these contracts through hedges, using other derivative contracts and/or cash instruments. We manage risk associated with derivative guarantees consistent with our global risk management policies.

Municipal securities related commitments. At November 30, 2007, we had municipal-securities-related commitments of approximately $1.1 million which are principally comprised of liquidity commitments related to trust certificates backed by high grade municipal securities. We believe our liquidity commitments to these trusts involve a low level of risk because our obligations are supported by high grade securities and generally cease if the underlying assets are downgraded below high grade or upon an issuer's default. In certain instances, we also provide credit default protection to investors, which approximated $468 million at November 30, 2007.

Other commitments with VIEs. In addition, we provide limited downside protection guarantees to investors in certain VIEs by guaranteeing return of their initial principal investment. Our maximum exposure to loss under such commitments was approximately $1.5 billion at November 30, 2007. We believe our actual risk to be limited because our obligations are collateralized by the VIEs' assets and contain significant constraints under which downside protection will be available (*e.g.*, the VIE is required to liquidate assets in the event certain loss levels are triggered).

Standby letters of credit. At November 30, 2007, we had commitments under letters of credit issued by banks to counterparties for $1.1 billion. We are contingently liable for these letters of credit which are primarily used to provide collateral for securities and commodities borrowed and to satisfy margin deposits at option and commodity exchanges.

Private equity and other principal investments. At November 30, 2007, we had private equity and other principal investment commitments of approximately $1.9 billion, comprising commitments to private equity partnerships and other principal investment opportunities. It has been our past practice to distribute and syndicate certain of these commitments to our investing clients.

Other. In the normal course of business, we provide guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral.

In connection with certain asset sales and securitization transactions, we often make customary representations and warranties about the assets. Violations of these representations and warranties, such as early payment defaults by borrowers, may require us to repurchase loans previously sold, or indemnify the purchaser against any losses. To mitigate these risks, to the extent the assets being securitized may have been originated by third parties, we generally obtain equivalent representations and warranties from these third parties when we acquire the assets. We have established reserves which we believe to be adequate in connection with such representations and warranties.

In the normal course of business, we are exposed to credit and market risk as a result of executing, financing and settling various client security and commodity transactions. These risks arise from the potential that clients or counterparties may fail to satisfy their obligations and the collateral obtained is insufficient. In such instances, we may be required to purchase or sell financial instruments at unfavorable market prices. We seek to control these risks by obtaining margin balances and other collateral in accordance with regulatory and internal guidelines.

Certain of our subsidiaries, as general partners, are contingently liable for the obligations of certain public and private limited partnerships. In our opinion, contingent liabilities, if any, for the obligations of such partnerships will not, in the aggregate, have a material adverse effect on our Consolidated Statement of Financial Condition.

In connection with certain acquisitions and strategic investments, we agreed to pay additional consideration contingent on the acquired entity meeting or exceeding specified income, revenue or other performance thresholds. These payments will be recorded as amounts become determinable. Had the determination date been November 30, 2007, our estimated obligations related to these contingent consideration arrangements would have been $5 million.

Income Taxes

Our income is included in the consolidated U.S. federal income tax return of Holdings and its subsidiaries. We are under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in major operating jurisdictions such as the United Kingdom and Japan and various states in which the Company has significant operations such as New York. The Company regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on our Consolidated Statement of Financial Condition. Tax reserves have been established, which we believe to be adequate with regards to the potential for additional exposure. Once established, reserves are adjusted only when additional information is obtained or an event requiring a change to the reserve occurs. Management believes the resolution of these uncertain tax positions will not have a material impact on the financial condition of the Company; however, resolution could have an impact on our effective tax rate in any reporting period.

Holdings completed the IRS appeals process with respect to the 1997 through 2000 IRS examination. Although most issues were settled on a basis acceptable to Holdings, two issues remain unresolved and will carry into litigation with the IRS. Based on the strength of its positions, Holdings has not reserved any part of these issues. The aggregate tax benefits previously recorded in Holdings with regard to these two issues is approximately $185 million.

The IRS has recently begun an examination with respect to the 2001 through 2005 tax years. The audit is in its initial stages and no adjustments have been proposed. We believe we are adequately reserved for any issues that may arise from this audit. The two issues from the 1997 through 2000 cycle which we plan to litigate also have an impact on the 2001 through 2005 tax years. The aggregate tax benefit previously recorded with regard to these two issues is approximately $500 million.

Litigation

In the normal course of business, we have been named as a defendant in a number of lawsuits and other legal and regulatory proceedings. Such proceedings include actions brought against us and others with respect to transactions in which we acted as an underwriter or financial advisor, actions arising out of our activities as a broker or dealer in securities and commodities and actions brought on behalf of various classes of claimants against many securities firms, including us. We provide for potential losses that may arise out of legal and regulatory proceedings to the extent such losses are probable and can be estimated. Although there can be no assurance as to the ultimate outcome, we generally have denied, or believe we have a meritorious

defense and will deny, liability in all significant cases pending against us, and we intend to defend vigorously each such case. Based on information currently available, we believe the amount, or range, of reasonably possible losses in excess of established reserves not to be material to the Company's Consolidated Financial Condition

Lease Commitments

We lease office space and equipment primarily in the United States. Certain leases on office space contain escalation clauses providing for additional payments based on maintenance, utility and tax increases.

Minimum future rental commitments under non-cancelable operating leases (net of subleases of $47 million) are as follows:

Minimum Future Rental Commitments Under Operating Lease Agreements

In millions	
Fiscal 2008	$ 105
Fiscal 2009	85
Fiscal 2010	71
Fiscal 2011	67
Fiscal 2012	63
December 1, 2012 and thereafter	261
Total minimum lease payments	$ 652

We allocate a portion of the costs associated with the above commitments to affiliates based on headcount.

Note 9 Holdings' Incentive Plans

Holdings adopted the fair value recognition provisions for share-based awards pursuant to SFAS No. 123 (revised 2004), *Share-Based Payment*, ("SFAS 123(R)") as of the beginning of the 2006 fiscal year.

Holdings' Share-Based Employee Incentive Plans

Our employees participate in various Holdings incentive plans. The total number of shares of Holdings' common stock remaining available for future awards under these plans at November 30, 2007 was 82.3 million (not including shares that may be returned to the Stock Incentive Plan (the "SIP") as described below, but including an additional 0.4 million shares authorized for issuance under the Lehman Brothers Holdings Inc. 1994 Management Ownership Plan (the "1994 Plan") that have been reserved solely for issuance in respect of dividends on outstanding awards under this plan). In connecton with awards made under the share-based employee incentive plans, Holdings' is authorized to issue shares of common stock held in treasury or newly issued-shares.

1994 and 1996 Management Ownership Plans and Employee Incentive Plan. The 1994 Plan, the Lehman Brothers Holdings Inc. 1996 Management Ownership Plan (the "1996 Plan") and the Lehman Brothers Holdings Inc. Employee Incentive Plan (the "EIP") all expired following the completion of their various terms. These plans provided for the issuance of RSUs, performance stock units, stock options and other share-based awards to eligible employees. At November 30, 2007, awards with respect to 605.6 million shares of common stock have been made under these plans, of which 130.3 million are outstanding and 475.3 million have been converted to freely transferable shares of Holdings' common stock.

Stock Incentive Plan. The SIP has a 10-year term ending in May 2015, with provisions similar to the previous plans. The SIP authorized the issuance of up to the total of (i) 95.0 million shares (20.0 million as originally authorized, plus an additional 75.0 million authorized by the stockholders of Holdings at its 2007 Annual Meeting), plus (ii) the 33.5 million shares authorized for issuance under the 1996 Plan and the EIP that remained unawarded upon their expiration, plus (iii) any shares subject to repurchase or forfeiture rights under the 1996 Plan, the EIP or the SIP that are reacquired by Holdings, or the award of which is canceled, terminates, expires or for any other reason is not payable, plus (iv) any shares withheld or delivered pursuant to the terms of the SIP in payment of any applicable exercise price or tax withholding obligation. Awards with respect to 51.1 million shares of Holdings' common stock have been made under the SIP as of November 30, 2007, 50.4 million of which are outstanding.

1999 Long-Term Incentive Plan. The 1999 Neuberger Berman Inc. Long-Term Incentive Plan (the "LTIP") provides for the grant of restricted stock, restricted units, incentive stock, incentive units, deferred shares, supplemental units and stock options. The total number of shares of common stock that may be issued under the LTIP is 15.4 million. At

November 30, 2007, awards with respect to approximately 13.7 million shares of Holdings' common stock had been made under the LTIP, of which 3.2 million were outstanding.

Stock Options

Employees and Directors may receive stock options from Holdings, in lieu of cash, as a portion of their total compensation. Such options generally become exercisable over a one- to five-year period and generally expire five to ten years from the date of grant, subject to accelerated expiration upon termination of employment.

Holdings uses the Black-Scholes option-pricing model to measure the grant date fair value of stock options granted to employees. Stock options granted have exercise prices equal to the market price of Holdings' common stock on the grant date. The principal assumptions utilized in valuing options and Holdings' methodology for estimating such model inputs include: (i) risk-free interest rate - estimate is based on the yield of U.S. zero coupon securities with a maturity equal to the expected life of the option; (ii) expected volatility - estimate is based on the historical volatility of Holdings' common stock for the three years preceding the award date, the implied volatility of market-traded options on our common stock on the grant date and other factors; and iii) expected option life - estimate is based on internal studies of historical and projected exercise behavior based on different employee groups and specific option characteristics, including the effect of employee terminations. Based on the results of the model, the weighted-average fair value of stock options granted by Holdings' was $24.94 in 2007.

The weighted-average assumptions used for 2007 were as follows:

	Year Ended November 30, 2007
Risk-free interest rate	4.72%
Expected volatility	25.12%
Dividends per share	$0.60
Expected life	7.0 years

The valuation technique takes into account the specific terms and conditions of the stock options granted including vesting period, termination provisions, intrinsic value and time dependent exercise behavior.

Note 10 Holdings' Employee Benefit Plans

Holdings provides both funded and unfunded noncontributory defined benefit pension plans for the majority of its employees worldwide. In addition, Holdings provides certain other postretirement benefits, primarily health care and life insurance, to eligible employees. Holdings uses a November 30 measurement date for its plans. Our employees participate in Holdings' domestic pension plans. The following table provides a summary of the changes in Holdings' domestic plan benefit obligations, fair value of plan assets, and funded status in which our employees participate:

Defined Benefit Plans

In millions	November 30, 2007 Pension Benefits	Other Postretirement Benefits
Change in benefit obligation		
Benefit obligation at beginning of year	$1,168	$61
Service cost	54	1
Interest cost	67	3
Plan amendments and curtailments	(3)	—
Actuarial loss	(177)	(6)
Benefits paid	(32)	(6)
Benefit obligation at end of year	$1,077	$53
Change in plan assets		
Fair value of plan assets at beginning of year	$1,147	$—
Actual return on plan assets, net of expenses	94	—
Employer contribution	—	6
Benefits paid	(32)	(6)
Fair value of plan assets at end of year	$1,209	$—
Funded (underfunded) status[1]	132	(53)
Unrecognized net actuarial loss/(gain)[1]		
Unrecognized prior service cost/(benefit)[1]		
Prepaid/(accrued) benefit cost[1]		
Accumulated benefit obligation—funded plans	$ 947	—
Accumulated benefit obligation—unfunded plans	63	—
Weighted-Average Assumptions Used to Determine Benefit Obligations at November 30, 2007		
Discount rate	6.66%	6.45%
Rate of compensation increase	5.00%	—

(1) In accordance with SFAS 158, the funded/(underfunded) status was recognized in Holdings' Consolidated Statement of Financial Condition at November 30, 2007 and Unrecognized actuarial gain/(loss) and Unrecognized Prior service cost/(benefit) was recognized in Holdings' Consolidated Statement of Stockholders' Equity at November 30, 2007.

Return on Plan Assets

Establishing the expected rate of return on pension assets requires judgment. Holdings considers the following factors in determining these assumptions:

- The types of investment classes in which pension plan assets are invested and the expected compounded return Holdings can reasonably expect the portfolio to earn over appropriate time periods. The expected return reflects forward-looking economic assumptions.
- The investment returns Holdings can reasonably expect from its active investment management program to achieve in excess of the returns expected if investments were made strictly in indexed funds.
- Investment related expenses.

Holdings reviews the expected long-term rate of return annually and revises it as appropriate. Also, Holdings periodically commissions detailed asset/liability studies to be performed by third-party professional investment advisors and actuaries. These studies project stated future returns on plan assets. The studies performed in the past support the reasonableness of Holdings' assumptions based on the targeted allocation investment classes and market conditions at the time the assumptions were established.

Plan Assets

Pension plan assets are invested with the objective of meeting current and future benefit payment needs, while minimizing future contributions.

Plan assets are invested with several investment managers. Assets are diversified among U.S. and international equity securities, U.S. fixed income securities, real estate and cash. The plan employs a mix of active and passive investment management programs. The strategic target of plan asset allocation is approximately 65% equities and 35% U.S. fixed income. The investment sub-committee of Holdings' pension committee reviews the asset allocation quarterly and, with the approval of the pension committee, determines when and how to rebalance the portfolio. The plan does not have a dedicated allocation to Holdings' common stock, although the plan may hold a minimal investment in Holdings' common stock as a result of investment decisions made by various investment managers.

Weighted-average plan asset allocations were as follows:

November 30, 2007	
Equity securities	76%
Fixed income securities	24
	100%

Expected Contributions for the Fiscal Year Ending November 30, 2008

Holdings does not expect it to be necessary to contribute to its U.S. pension plans in the fiscal year ending November 30, 2008.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

In millions	Pension	Postretirement
Fiscal 2008	$ 37	$ 6
Fiscal 2009	41	5
Fiscal 2010	43	5
Fiscal 2011	46	5
Fiscal 2012	51	5
Fiscal 2013—2017	308	24

Post Retirement Benefits

Assumed health care cost trend rates were as follows:

November 30, 2007	
Health care cost trend rate assumed for next year	9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%
Year the rate reaches the ultimate trend rate	2012

A one-percentage-point change in assumed health care cost trend rates would be immaterial to Holdings' other post-retirement plans.

Note 11 Regulatory Requirements

LBI is a registered broker-dealer and futures commission merchant and accordingly, is subject to SEC Rule 15c3-1 and Rule 1.17 of the Commodity Futures Trading Commission ("CFTC"). Under these rules, LBI is required to maintain minimum net capital, as defined, of not less than the greater of 2% of aggregate debit items arising from client transactions, 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin requirements, or $500 million. As of November 30, 2007, LBI had net capital of $2.7 billion, which exceeded the minimum net capital requirement by $2.1 billion.

Effective December 1, 2005, the SEC approved LBI's use of Appendix E of the Net Capital Rule which establishes alternative net capital requirements for broker-dealers that are part of consolidated supervised entities. Appendix E allows LBI to calculate net capital charges for market risk and derivatives-related credit risk based on internal risk models provided that LBI holds tentative net capital in excess of $1 billion and net capital in excess of $500 million. Additionally, LBI is required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of November 30, 2007, LBI had tentative net capital in excess of both the minimum and notification requirements.

As a clearing broker-dealer, LBI has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed for each correspondent firm that uses us as its clearing broker-dealer to classify its assets held by LBI as allowable assets in the correspondents' net capital calculation. At November 30, 2007, we had a reserve requirement for PAIB of $1.5 billion. Additionally, we had $1.1 billion of qualified securities or cash on deposit in a Special Reserve Bank Account at November 30, 2007.

Repayment of subordinated indebtedness and certain advances and dividend payments by LBI are restricted by the regulations of the SEC and other regulatory agencies. At November 30, 2007, $3.8 billion of our net assets were restricted as to the payment of dividends, principally as a result of regulations of the SEC and other regulatory agencies. In addition, certain covenants governing LBI's indebtedness contractually limit our ability to pay dividends.

For the year ended November 30, 2007, LBI met the criteria set forth under the SEC's Rule 11(a)(1)(G)(i), Trading by Members of Exchanges, Brokers and Dealers, and is therefore in compliance with the business mix requirements.

Our "AAA" rated derivatives subsidiaries, Lehman Brothers Financial Products Inc. ("LBFP") and Lehman Brothers Derivative Products Inc. ("LBDP"), have established certain capital and operating restrictions that are reviewed by various rating agencies. At November 30, 2007, LBFP and LBDP each had capital that exceeded the requirements of the rating agencies.

Note 12 Income Taxes

Our income is included in the consolidated U.S. federal income tax return of Holdings and its subsidiaries. Our income tax provision is computed in accordance with the tax sharing agreement between Holdings and its subsidiaries. In accordance with this agreement, the balance due from Holdings at November 30, 2007 was $572 million.

Deferred income taxes are provided for the differences between the tax bases of assets and liabilities and their reported amounts in the Consolidated Statement of Financial Condition. These temporary differences will result in future income or deductions for income tax purposes and are measured using the enacted tax rates that will be in effect when such items are expected to reverse. We provide for deferred income taxes on undistributed earnings of foreign subsidiaries.

Net deferred tax assets are included in Other assets in the Consolidated Statement of Financial Condition. At November 30, 2007, deferred tax assets and liabilities consisted of the following:

In millions
November 30, 2007

Deferred tax assets:	
Liabilities and other accruals not currently deductible	$ 3
Unrealized investment activity	53
Net operating loss carryforwards	59
Other	26
Deferred tax assets	141
Deferred tax liabilities	—
Net deferred tax assets	$141

We anticipate the net deferred tax assets will be realized, therefore no valuation allowance has been recorded against deferred tax assets.

We have approximately $169 million of federal net operating loss carryforwards, which are subject to separate company limitations. These net operating loss carryforwards begin to expire between 2023 and 2027.

In accordance with the tax sharing agreement with Holdings, we were reimbursed $268 million for the year ended November 30, 2007 for our net deferred tax assets. The net deferred tax assets transferred in at November 30, 2007 were principally comprised of unrealized investment activity, liabilities and other accruals not currently deductible and deferred compensation.

Holdings is under continuous examination by the IRS, and other tax authorities in major operating jurisdictions such as the United Kingdom and Japan, and in various states in which the Company has significant operations, such as New York. The Company regularly assesses the likelihood of additional assessments in each tax jurisdiction in which it is subject to tax and its potential impact on the consolidated financial statements. We have established tax reserves which we believe to be adequate with regard to the potential of such assessments. Once established, reserves are adjusted only when additional information is

obtained or an event requiring a change to the reserve occurs. Management believes the resolution of these uncertain tax positions will not have a material impact on the financial condition of the Company; however, resolution of such positions could have an impact on our effective tax rate in any one particular period.

We have completed the IRS appeals process with respect to the 1997 through 2000 IRS examination. Although most issues were settled on a basis acceptable to Holdings, two issues remain unresolved and will carry into litigation with the IRS. Based on the strength of its positions Holdings has not reserved any part of these issues. The aggregate tax benefits previously recorded with regard to these two issues is approximately $185 million.

The IRS has recently begun an examination with respect to the 2001 through 2005 tax years. The audit is in its initial stages and no adjustments have been proposed. We believe we are adequately reserved for any issues that may arise from this audit. The two issues from the 1997 through 2000 cycle which we plan to litigate also have an impact on the 2001 through 2005 tax years. The aggregate tax benefit previously recorded with regard to these two issues is approximately $500 million.

Note 13 Related Party Transactions

In the normal course of business we engage in various securities trading, investment banking and financing activities with Holdings and many of its subsidiaries (the "Related Parties").

Amounts outstanding to and from related parties are reflected in the Consolidated Statement of Financial Condition as set forth below:

In millions **November 30, 2007**	**Assets**	**Liabilities**
Derivatives and other contractual agreements	$ 5,398	$ 5,520
Advances to/from Holdings	890	49,628
Advances to/from affiliates other than Holdings	10,850	8,602
Securities purchased/sold under agreements to resell/repurchase	28,576	66,623
Securities borrowed/loaned	74,719	106,381
Receivables from/Payables to brokers, dealers and clearing organizations	3,761	1,875
Receivables from/Payables to customers	108	3,615
Income tax receivable	572	—
Subordinated notes payable	—	4,750

Holdings and subsidiaries of Holdings raise money through short- and long-term funding in the capital markets, which is used to fund the operations of certain of our wholly-owned subsidiaries. Advances from Holdings are generally payable on demand. The average interest rate charged on these advances is primarily based on Holdings' average daily cost of funds, which was 5.25% for the year ended November 30, 2007.

For the year ended November 30, 2007, we distributed approximately $1.4 billion to Holdings as dividends.

END